Exhibit 2

2022 THIRD QUARTER RESULTS ? Stock Listing Information Philippine Stock Exchange Ticker: CHP ? Investor Relations + 632 8849 3600 E-Mail: chp.ir@cemex.com

Operating and Financial Highlights

	January - September			Third Quarter
	2022	2021	% var	2022	2021	% var
Net sales	15,807	16,308	(3%)	5,132	5,414	(5%)
Gross profit	5,808	6,500	(11%)	1,705	2,079	(18%)
as % of net sales	36.7%	39.9%	(3.2pp )	33.2%	38.4%	(5.2pp)
Operating earnings before other expenses, net	1,392	1,848	(25%)	208	556	(63%)
as % of net sales	8.8%	11.3%	(2.5pp )	4.1%	10.3%	(6.2pp )
Controlling Interest Net Income (Loss)	(819)	897	N/A	(552)	94	N/A
Operating EBITDA	2,796	3,340	(16%)	671	1,009	(33%)
as % of net sales	17.7%	20.5%	(2.8pp )	13.1%	18.6%	(5.5pp )
Free cash flow after maintenance capital expenditures	232	3,432	(93%)	(247)	1,074	N/A
Free cash flow	(779)	1,738	N/A	(922)	689	N/A
Net debt[1]	7,144	4,363	64%	7,144	4,363	64%
Total debt[1]	10,110	10,718	(6%)	10,110	10,718	(6%)
Earnings per share[2]	(0.06)	0.07	N/A	(0.04)	0.01	N/A

In millions of Philippine Pesos, except percentages and earnings per share

[1]	U.S. dollar debt converted using end-of-period exchange rate. See Debt Information on page 4 and Exchange Rates on page 7 for more detail.
[2]	In Philippine Pesos

Net sales for the first nine months of 2022 were down by 3% year-over-year mainly due to lower volume and spot sales of raw materials completed in 2021.

Cost of sales was 63.3% of sales for the first nine months of 2022, compared with 60.1% in the same period of 2021, mainly due to higher fuel cost.

Fuel cost, as a percentage of net sales, was higher, at 21.0% for the first nine months of 2022, compared with 11.9% in the same period of 2021, driven by elevated global energy prices.

Power cost, as a percentage of net sales, was flattish, at 12.2% for the first nine months of 2022, compared with 12.6% in the same period of 2021. Power cost is expected to increase in the coming quarters.

CHP is expecting to incur maintenance expenses for APO Plant kiln #2 and Solid Plant kiln in the fourth quarter of 2022.

Operating expenses were 27.9% of sales for the first nine months of 2022, compared with 28.5% in the same period of 2021.

Distribution expenses were 14.2% of sales, a decrease of 0.9pp year-over-year for the first nine months of 2022, supported by supply chain efficiencies.

Selling and administrative expenses, as a percentage of sales, were higher by 0.3pp, at 13.7% for the first nine months of 2022, mainly due to lower volume.

Operating EBITDA for the first nine months of 2022 decreased by 16% year-over-year, while Operating EBITDA margin declined by 2.8pp year-over-year to 17.7%, mainly due to lower volume and higher input costs, arising from the challenges of subdued market demand and rising inflation.

Controlling interest net income was a loss for the third quarter and first nine months of 2022 mainly as a result of foreign exchange losses and lower operating EBITDA.

Foreign exchange losses were attributable to movement in the Philippine Peso to U.S. Dollar exchange rate. These foreign exchange losses mainly relate to intragroup deposits between CHP and its foreign subsidiaries. These intragroup deposits are essentially neutral on a net equity basis. Majority of CHP’s foreign exchange losses are unrealized

(non-cash expenses).

Financial expenses decreased by 3% year-over-year for the first nine months of 2022 due to lower debt balances and interest rates.

Income tax expenses were higher by 38% year-over-year for the first nine months of 2022 mainly due to an increase in current income taxes (CIT), as CIT in 2021 included a utilization of deferred tax assets and a one-time benefit from an adjustment in CIT pursuant to the Corporate Recovery and Tax Incentives for Enterprises or the CREATE Act, which was approved into law on March 26, 2021.

Total debt declined by 6% year-over-year, and stood at PHP 10,110 million at the end of September 2022, of which PHP 7,798 million pertained to debt owed to BDO Unibank, Inc. under the “BDO Loan

Facility”.

2022 Third Quarter Results	Page 2

Operating Results

	January - September	Third Quarter	Third Quarter 2022
Domestic Gray Cement	2022 vs. 2021	2022 vs. 2021	vs. Second Quarter 2022
Volume	(11%)	(16%)	(9%)
Price in PHP	9%	12%	4%

Our domestic cement volume during the first nine months of 2022 decreased by 11% year-over-year due to lower-than-expected cement demand and an impact from our price increase implemented in July.

For the third quarter, our domestic cement volume decreased by 16% year-over-year, mainly reflecting the impact of our price increase implemented in July.

Our domestic cement prices were higher year-over-year for the first nine months and third quarter of 2022, as price updates were made mainly to reflect input cost inflation such as in fuel and transport.

2022 Third Quarter Results	Page 3

Operating EBITDA, Free Cash Flow and Debt Information

Operating EBITDA and Free Cash Flow

		January - September			Third Quarter
	2022	2021	% var	2022	2021	% var
Operating earnings before other income, net	1,392	1,848	(25%)	208	556	(63%)
+ Depreciation and operating amortization	1,404	1,491		463	453

Operating EBITDA	2,796	3,340	(16%)	671	1,009	(33%)
- Net financial expenses	189	195		41	80
- Maintenance capital expenditures	338	164		165	90
- Change in working capital	1,619	(607)		616	(320)
- Income taxes paid	364	184		71	76
- Other cash items (net)	54	(27)		25	10

Free cash flow after maintenance capital expenditures	232	3,432	(93%)	(247)	1,074	N/A
- Strategic capital expenditures	1,010	1,694		676	385

Free cash flow	(779)	1,738	N/A	(922)	689	N/A

In millions of Philippine Pesos

Debt Information as of September 30, 2022

	Third Quarter		Second Quarter
	2022	2021	% var	2022
Total debt(1)(2)	10,110	10,718	(6%)	9,850
Short term	6%	25%		52%
Long term	94%	75%		48%

Cash and cash equivalents	2,966	6,355	(53%)	3,870

Net debt	7,144	4,363	64%	5,980

Leverage Ratio(3)	3.00	2.53		2.69
Coverage Ratio(3)	6.71	7.54		7.24

	Third Quarter
	2022	2021
Currency denomination
U.S. dollar	4%	2%
Philippine peso	96%	98%

Interest rate
Fixed	23%	66%
Variable	77%	34%

In millions of Philippine Pesos, except percentages

(1)	U.S. dollar debt converted using end-of-period exchange rate. See Exchange Rates on page 7 for more detail
(2)	Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS)
(3)	Based on BDO Loan Facility financial covenants

2022 Third Quarter Results	Page 4

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of Philippine Pesos in nominal terms, except per share amounts)

	January - September			Third Quarter
INCOME STATEMENT	2022	2021	% var	2022	2021	% var
Net sales	15,806,820	16,308,455	(3%)	5,132,152	5,414,362	(5%)
Cost of sales	(9,998,711)	(9,808,216)	(2%)	(3,426,806)	(3,335,332)	(3%)

Gross profit	5,808,109	6,500,239	(11%)	1,705,346	2,079,030	(18%)
Selling and Administrative Expenses	(2,172,502)	(2,192,126)	1%	(724,696)	(735,712)	1%
Distribution expenses	(2,243,743)	(2,459,798)	9%	(772,515)	(787,413)	2%

Operating earnings before other expenses, net	1,391,864	1,848,315	(25%)	208,135	555,905	(63%)
Other income (expenses), net	(53,999)	27,282	N/A	(25,217)	(9,633)	(162%)

Operating earnings	1,337,865	1,875,597	(29%)	182,918	546,272	(67%)
Financial income (expense), net	(188,748)	(194,633)	3%	(40,583)	(79,681)	49%
Foreign exchange gain (loss), net	(1,502,167)	(447,045)	(236%)	(788,857)	(331,928)	(138%)

Income (loss) before income tax	(353,050)	1,233,919	N/A	(646,522)	134,663	N/A
Income tax (expense) benefit	(465,723)	(336,702)	(38%)	94,447	(41,117)	N/A

Consolidated net income (loss)	(818,773)	897,217	N/A	(552,075)	93,546	N/A
Non-controlling interest net income (loss)	19	19	0%	5	5	0%

Controlling Interest net income (loss)	(818,754)	897,236	N/A	(552,070)	93,551	N/A

Operating EBITDA	2,795,716	3,339,765	(16%)	671,282	1,008,774	(33%)
Earnings per share	(0.06)	0.07	N/A	(0.04)	0.01	N/A

	as of September 30			as of December 31
BALANCE SHEET	2022	2021	% Var	2021	% Var
Total Assets	65,457,980	64,344,395	2%	64,387,766	2%
Cash and cash equivalents	2,966,164	6,355,034	(53%)	5,811,635	(49%)
Derivative Asset	34,831	35,050	(1%)	12,540	178%
Trade receivables - net	647,888	689,824	(6%)	696,868	(7%)
Other current accounts receivable	77,373	61,209	26%	66,522	16%
Insurance Claims and Premium Receivables	223,852	183,600	22%	91,798	144%
Inventories, net	5,704,492	2,929,904	95%	3,099,092	84%
Prepayments and other current assets	2,394,939	1,754,148	37%	2,209,600	8%
Current Assets	12,049,539	12,008,769	0%	11,988,055	1%
Fixed Assets	23,397,991	22,178,296	5%	22,788,019	3%
Investments in an Associate and Other Investments	14,097	14,097	0%	14,097	0%
Other Assets and Noncurrent Accounts Receivables	437,787	444,299	(1%)	436,240	0%
Advances to Contractors	960,575	908,543	6%	454,805	111%
Derivative asset – net of current portion	5,043	0		17,910	(72%)
Deferred income tax assets - net	733,254	930,697	(21%)	828,946	(12%)
Goodwill	27,859,694	27,859,694	0%	27,859,694	0%
Other Assets	30,010,450	30,157,330	(0%)	29,611,692	1%

Total Liabilities	20,809,628	20,007,371	4%	20,180,841	3%
Current Liabilities	10,900,508	11,301,253	(4%)	12,695,504	(14%)
Long-Term Liabilities	7,714,633	6,623,167	16%	5,515,700	40%
Deferred Tax Liability	3,587	1,448	148%	1,445	148%
Other Liabilities	2,190,900	2,081,503	5%	1,968,192	11%

Consolidated Stockholders’ Equity	44,648,352	44,337,024	1%	44,206,925	1%
Non-controlling Interest	106	131	(19%)	125	(15%)
Stockholders’ Equity Attributable to Controlling Interest	44,648,246	44,336,893	1%	44,206,800	1%

2022 Third Quarter Results	Page 5

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of U.S. Dollars, except per share amounts)

	January - September			Third Quarter
INCOME STATEMENT	2022	2021	% var	2022	2021	% var
Net sales	294,296	333,184	(12%)	90,621	107,763	(16%)
Cost of sales	(186,159)	(200,384)	7%	(60,509)	(66,384)	9%

Gross profit	108,137	132,800	(19%)	30,112	41,379	(27%)
Selling and Administrative Expenses	(40,448)	(44,786)	10%	(12,796)	(14,643)	13%
Distribution expenses	(41,775)	(50,254)	17%	(13,641)	(15,672)	13%

Operating earnings before other expenses, net	25,914	37,760	(31%)	3,675	11,064	(67%)
Other income (expenses), net	(1,005)	557	N/A	(445)	(192)	(132%)

Operating earnings	24,909	38,317	(35%)	3,230	10,872	(70%)
Financial income (expense), net	(3,514)	(3,976)	12%	(717)	(1,586)	55%
Foreign exchange gain (loss), net	(27,968)	(9,133)	(206%)	(13,929)	(6,606)	(111%)

Income (loss) before income tax	(6,573)	25,208	N/A	(11,416)	2,680	N/A
Income tax (expense) benefit	(8,671)	(6,879)	(26%)	1,668	(818)	N/A

Consolidated net income (loss)	(15,244)	18,329	N/A	(9,748)	1,862	N/A
Non-controlling interest net income (loss)	0	0		0	0

Controlling Interest net income (loss)	(15,244)	18,329	N/A	(9,748)	1,862	N/A

Operating EBITDA	52,052	68,232	(24%)	11,853	20,078	(41%)

	as of September 30			as of December 31
BALANCE SHEET	2022	2021	% Var	2021	% Var
Total Assets	1,116,555	1,261,656	(12%)	1,262,529	(12%)
Cash and cash equivalents	50,596	124,609	(59%)	113,956	(56%)
Derivative Asset	594	687	(14%)	246	141%
Trade receivables - net	11,051	13,526	(18%)	13,664	(19%)
Other current accounts receivable	1,320	1,200	10%	1,304	1%
Insurance Claims and Premium Receivables	3,818	3,600	6%	1,800	112%
Inventories, net	97,305	57,449	69%	60,768	60%
Prepayments and other current assets	40,852	34,395	19%	43,326	(6%)
Current Assets	205,536	235,466	(13%)	235,064	(13%)
Fixed Assets	399,113	434,869	(8%)	446,833	(11%)
Investments in an Associate and Other Investments	240	276	(13%)	276	(13%)
Other Assets and Noncurrent Accounts Receivables	7,468	8,712	(14%)	8,554	(13%)
Advances to Contractors	16,385	17,815	(8%)	8,918	84%
Derivative asset – net of current portion	86	0		351	(75%)
Deferred income tax assets - net	12,508	18,249	(31%)	16,254	(23%)
Goodwill	475,219	546,269	(13%)	546,279	(13%)
Other Assets	511,906	591,321	(13%)	580,632	(12%)

Total Liabilities	354,962	392,302	(10%)	395,710	(10%)
Current Liabilities	185,937	221,594	(16%)	248,936	(25%)
Long-Term Liabilities	131,593	129,866	1%	108,153	22%
Deferred Tax Liability	61	28	118%	28	118%
Other Liabilities	37,371	40,814	(8%)	38,593	(3%)

Consolidated Stockholders’ Equity	761,592	869,353	(12%)	866,819	(12%)
Non-controlling Interest	2	3	(33%)	2	0%
Stockholders’ Equity Attributable to Controlling Interest	761,590	869,350	(12%)	866,817	(12%)

2022 Third Quarter Results	Page 6

Definitions of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. (“CHP”) reports its consolidated financial statements under Philippine Financial Reporting Standards

(“PFRS”). When reference is made to consolidated financial statements, it means financial statements corresponding to CHP together with its subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated balance sheet as of September 30, 2022 has been converted at the end of period exchange rate of 58.63 Philippine pesos per US dollar while the consolidated income statement for the nine-month period ended September 30, 2022 has been converted at the January to September 2022 average exchange rate of 53.71 Philippine pesos per US dollar. On the other hand, the consolidated income statement for the three-month period ended September 30, 2022 has been converted at the July to September 2022 average exchange rate of 56.63 Philippine pesos per US dollar.

Definition of terms

PHP refers to Philippine Pesos.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures are investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Strategic capital expenditures are investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Net debt equals total debt minus cash and cash equivalents.

	January - September		Third Quarter		January - September
Exchange Rates	2022	2021	2022	2021	2022	2021
	average	average	average	average	End of period	End of period
Philippine peso	53.71	48.95	56.63	50.24	58.63	51.00

Amounts provided in units of local currency per US dollar

2022 Third Quarter Results	Page 7

Disclaimer

Except as the context otherwise may require, references in this report to “CHP,” “we,” “us” or “our” refer to CEMEX Holdings Philippines, Inc. and its consolidated entities. The information contained in this report contains forward-looking statements within the meaning of securities laws. We intend these forward-looking statements to be covered by any applicable safe harbor provisions for forward-looking statements within the meaning of securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to CHP’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as “will”, “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed”, and similar terms. Although CHP believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this report. Among others, such risks, uncertainties, and assumptions include those discussed in CHP’s most recent annual report and those detailed from time to time in CHP’s filings with the Philippine Securities and Exchange Commission, which factors are incorporated herein by reference, including, but not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements and CEMEX, S.A.B. de C.V.’s (“CEMEX”), the ultimate parent company of the major shareholder of CHP, ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s outstanding notes, and other debt instruments and financial obligations, including CEMEX’s subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and CEMEX’s ability to generally meet its “Operation Resilience” strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect the demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements; availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all of CHP’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CHP is not under, and expressly disclaims, any obligation to update or correct the information contained in this report or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the Philippine Securities and Exchange Commission. This report also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for CHP’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report.

Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries

2022 Third Quarter Results	Page 8